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                                 [ letterhead ]

                                        June 10, 2005

BY EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

        Re: Allmerica Investment Trust - Application for Withdrawal of a Post-Effective Amendment to the Trust's Registration Statement on Form N-1A, filed with the U.S. Securities and Exchange Commission on February 24, 2005 (Securities Act of 1933 File No. 2-94067 and Investment Company Act of 1940 File No. 811-4138)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "1933 Act"), Allmerica Investment Trust (the "Trust") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of a post-effective amendment to a registration statement of the Trust on Form N-1A that was filed with the Commission on February 24, 2005 (Registration No. 2-94067), along with any exhibits (the "Post-Effective Amendment").

The Fund requests that such consent be granted on the grounds that the Post-Effective Amendment was filed by the Trust with the Commission under an incorrect EDGAR form type (N-1/A). The Trust subsequently re-filed the Post-Effective Amendment on February 25, 2005 under the correct EDGAR form type (485APOS) and such amendment to the registration statement became effective on May 1, 2005 pursuant to Rule 485(a)(1) of the 1933 Act. The Trust confirms that no securities have been sold under the Post-Effective Amendment.

Should you have any questions regarding the Trust's application for withdrawal, please do not hesitate to me at (508) 855-4013. Thank you for your assistance.

                                        Respectfully submitted,

                                        ALLMERICA INVESTMENT TRUST

                                        By: /s/ George M. Boyd
                                            ----------------------------------
                                        Name: George M. Boyd
                                        Title: Secretary